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E. William Bates, II Direct Dial: 212-556-2240 Direct Fax: 212-556-2222 wbates@kslaw.com

March 21, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Embarq Corporation
Registration Statement on Form S-1
Filed February 10, 2006
File No. 333-131747

Ladies and Gentlemen:

On behalf of Embarq Corporation (“Embarq”), we are delivering with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), the following:

•	Amendment No. 1 (the “First Amendment”) to the Registration Statement on Form S-1 (File No. 333-131747) (the “Registration Statement”), together with exhibits thereto (which is also being transmitted by EDGAR); and

•	the First Amendment, without exhibits, marked to show changes from the Registration Statement filed with the Securities and Exchange Commission on February 10, 2006.

Embarq has received the Staff’s comments relating to the Registration Statement contained in the Staff’s letter of March 10, 2006. In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter and Embarq’s response to each of the Staff’s comments. Unless otherwise noted, the page references included in our responses are to the First Amendment.

Securities and Exchange Commission

General

Staff’s Comment 1: Please revise this registration statement to comply with applicable comments we issued in our February 22, 2006 letter regarding your Form 10 filed on January 23, 2006.

Response: We have revised the First Amendment to conform, where applicable, to Amendment No. 1 to the Form 10, filed on March 14, 2006, which was revised in response to the Staff’s comments in its letter dated February 22, 2006. We note that Exhibit 12.1 filed with the First Amendment differs from the corresponding exhibit filed with Amendment No. 1 to the Form 10. We will file a revised Exhibit 12.1 to reflect these changes with the next amendment to the Form 10.

Staff’s Comment 2: It appears that the offer of the notes is a primary offering and that Sprint Nextel and Sprint Capital should be identified as underwriters. In this regard, it appears that you did not issue the notes prior to the filing of the registration statement and that Sprint Nextel and Sprint Capital are expressly taking the notes with a view to distribution in a firm commitment public offering. Please generally revise the registration statement to convey that the offering is a primary offering of the notes and to identify Sprint Nextel and Sprint Capital as underwriters. If you disagree, please provide in your response letter a detailed explanation supported by the facts as to why you disagree.

Response: In response to the Staff’s comment, we have revised the disclosure on page 95 of the First Amendment to indicate that each of Sprint Nextel and Sprint Capital may be deemed to be an “underwriter” within the meaning of the Securities Act. The notes will be issued to Sprint Nextel in exchange for, and as a condition to, the transfer of the assets in the spin-off. This exchange will occur on the distribution date of the spin-off, which is expected to occur on or after the date on which Sprint Capital enters into an underwriting agreement with respect to the offering of the senior notes but prior to the closing of the offering of the senior notes pursuant to the Registration Statement. The issuance of the senior notes to Sprint Nextel and the completion of the other transactions relating to the spin-off will not, however, be conditioned upon the offering. As a result, Sprint Capital will bear the risk of ownership of the senior notes before the closing of the offering. Embarq will not receive any of the net proceeds from the offering of the senior notes nor will Embarq be a subsidiary of Sprint Nextel after the distribution date, including the closing date of the offering. Therefore, we believe that it is appropriate to continue to characterize Sprint Capital as the selling noteholder. We have provided additional disclosure regarding the order of the transactions relating to the spin-off and the offering on the cover page of the prospectus and pages 5, 21 and 95.

Staff’s Comment 3: Disclose when you intend to issue the notes to Sprint Nextel.

Response: We have made the requested disclosure throughout the First Amendment as requested. Please see pages 1, 5, 21 and 95.

Securities and Exchange Commission

Staff’s Comment 4: Include a separate section in the prospectus or a subsection of management’s discussion and analysis that discusses the material terms of the credit facilities and any other material indebtedness that you will have at the time of the offering.

Response: In response to the Staff’s comment, we have expanded the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity” to include a more detailed discussion of Embarq’s indebtedness at the time of the offering, including the material terms anticipated to be included in Embarq’s credit facility. Please see pages 46–47.

Staff’s Comment 5: We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as various terms of the notes not related to the offering price and various distribution information. Please include this disclosure in a pre-effective amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: In response to the Staff’s comment, we have included, to the extent available, information relating to the terms of the senior notes and managing underwriters that had been previously omitted. The information to be included in the remaining blank spaces is not currently available. Embarq intends to complete such information in a subsequent amendment prior to any distribution of preliminary prospectuses.

Prospectus Cover Page

Staff’s Comment 6: In the first sentence, you state that you “are currently a subsidiary of Sprint Nextel Corporation.” Please clarify throughout the prospectus when the notes offering will take place in relation to Sprint Nextel’s dividend distribution of your common stock to its stockholders.

Response: We have provided the disclosure as requested on the cover page of the prospectus and pages 5, 21 and 95.

Staff’s Comment 7: It appears that you intend to offer and sell the notes through a firm commitment underwriting arrangement. Please disclose the name(s) of the lead or managing underwriter(s) in your next amendment, as required by Items 501(b)(8) and 508(a) of Regulation S-K.

Response: We have provided the disclosure as requested on the cover page of the prospectus and page 111.

Securities and Exchange Commission

Risk Factors, page 10

General

Staff’s Comment 8: Discuss any material risks associated with indenture restrictions on your ability to obtain additional financing and the effects on your business, operations or financial condition.

Response: We have provided the disclosure as requested on page 13.

We may be unable to pay interest on or repay the notes . . . . page 16

Staff’s Comment 9: This risk factor appears to focus on the risk associated with your ability to pay interest or repay the notes due to your reliance on the subsidiaries. Please also include a risk factor that discusses the risk associated with your ability to service the notes due to the amount of your overall indebtedness, the level of your revenues and available cash, and the priority of the notes among your indebtedness. On page six, you state that that you “will have approximately $7.25 billion of indebtedness on the distribution date.” Also, to provide context, state here when the notes mature, when interest payments are due and your annual debt service obligations for the next several years.

Response: We have revised the risk factor as requested on page 18. We also have provided the additional requested information on page 18. We have included additional information concerning the indebtedness under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity” on pages 46–47.

Staff’s Comment 10: In addition, provide risk factors that discuss risks related to the terms of the indenture governing the notes. For example, discuss the following:

•	The indenture does not limit the aggregate principal amount of notes or other debt securities that you may issue; and

•	The indenture does not contain financial or other restrictive covenants, except for limited restrictive covenants.

Specifically explain how these provisions, or lack thereof, make an investment in the notes risky.

Response: In response to the Staff’s comment, we have included an additional risk factor on page 18. We note, however, that as we approach the time of pricing, market conditions may require Embarq to include certain financial or additional restrictive covenants. If any such financial or additional restrictive covenants are included in the indenture, we will include appropriate disclosure in the prospectus relating to the offering.

Securities and Exchange Commission

Description of the Notes, page 85

Staff’s Comment 11: Please confirm to us in your response letter that the indentures will not contain mandatory redemption or change of control repurchase provisions.

Response: At this time, Embarq does not expect that the indenture will contain mandatory redemption or change of control repurchase provisions. As we move closer to the distribution date, however, market conditions may lead Embarq to reconsider and include one or both of such provisions. If Embarq determines to include such provisions, it will promptly notify the Staff and include appropriate disclosure in the prospectus relating to the offering.

Exhibits

Staff’s Comment 12: File your exhibits, such as your indenture, legality opinion and statement of eligibility of trustee, as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Response: We will supplementally provide the exhibits to the Staff in the near term and will file them with a subsequent amendment.

* * * * *

We trust that the foregoing is responsive to the Staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2240 or at the address indicated above.

Thank you for your assistance.

Very truly yours,

/s/ E. William Bates, II
E. William Bates, II

ewb

cc:	Ms. Cheryl Grant, Staff Attorney

Ms. Kathleen Krebs, Special Counsel

    United States Securities and Exchange Commission

Mr. Thomas A. Gerke

Ms. Claudia S. Toussaint

    Embarq Corporation